As filed with the Securities and Exchange Commission on June 3,
1998.

File No. 70-09033

UNITED STATES OF AMERICA
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
___________________________________________________________

AMENDMENT NO. 4 (U-1/A) TO
FORM U-1 APPLICATION OR DECLARATION

UNDER

THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

Sempra Energy
101 Ash Street
San Diego, California 92101

(Name of company or companies filing this statement and address of principal executive offices)

None

(Name of top registered holding company parent of each applicant or declarant)

Richard D. Farman                         Stephen L. Baum
President and Chief Operating Officer     President and Chief
                                          Executive Officer
Pacific Enterprises                       Enova Corporation
555 West Fifth Street, Suite 2900         101 Ash Street
Los Angeles, California 90013-1001        San Diego, California
(213) 895-5000                            (619) 696-2000

(Name and address of agents for service)

___________________________________________________________

The Commission is requested to send copies of all notices, orders and communications in connection with this Application to:

                        Ruth S. Epstein, Esq.
                        Covington & Burling
                        1201 Pennsylvania Avenue, N.W.
                        P.O. Box 7566
                        Washington, D.C. 20044-7566


UNITED STATES OF AMERICA

SECURITIES AND EXCHANGE COMMISSION


Sempra Energy                     )
                                  )   File No. 70-9033
Amendment No. 4 To Application On )
Form U-1 Of Sempra Energy         )

INTRODUCTION

          On March 26, 1997, Sempra Energy (formerly, Mineral
Energy Company), a newly formed California corporation (the
"Company"), filed an application on Form U-1 (the "Application") with the Securities and Exchange Commission (the "SEC" or the "Commission") seeking authorization for its acquisition of Pacific Enterprises ("Pacific") and Enova Corporation ("Enova") (the
"Transaction") under Sections 9(a)(2) and 10 of the Public Utility
Holding Company Act of 1935) (the "1935 Act" or the "Act"); the
Application also seeks an order exempting the Company (including its subsidiaries) under Section 3(a)(1) of the Act from all provisions of the Act except Section 9(a)(2). Applicant represents that, upon consummation of the Transaction, the Company and its subsidiaries will meet the requirements of the Section 3(a)(1) exemption. The Application was amended on May 13, 1997, on January
28, 1998, and on April 7, 1998. On July 21, 1997, the maps constituting Exhibits E-1, E-2, and E-3 were filed under Form SE.
          On May 27, 1998, the Federal Energy Regulatory Commission ("FERC") issued its final order approving the Transaction, denying all requests for rehearing of its earlier conditional order and denying requests for a trial-type hearing. The Company hereby amends the Application for the purpose of providing FERC's final order. This amendment also includes information concerning the Special Temporary Authorization obtained from the Federal
Communications Commission authorizing the consummation of the Transaction. All capitalized terms used in this amendment will refer to the definitions in the Application, unless otherwise indicated.
 Item numbers used are those found in the Form U-1.
          All other regulatory approvals necessary for consummating the Transaction have now been obtained. FERC, the Department of Justice, the California Public Utilities Commission ("CPUC"), the
California Attorney General, and the Nuclear Regulatory Commission have all scrutinized the Transaction and concluded that - with conditions that are acceptable to the applicants - it is consistent with the public interest. This application has been pending before the Commission since March 1997. The parties stand ready to close, and it is critical to reaping the substantial benefits of the Transaction, both for shareholders and consumers, that they be permitted to do so at the earliest possible moment.
         It is of particular importance that the Transaction be permitted to close by June 30, 1998 so that combined operations may commence by July 1. A business combination of this size and complexity requires an enormous amount of advance preparation. By way of example only, personnel decisions affecting the lives of 11,000 employees - hundreds of which involve relocation of families and other major disruptions - have had to be made and communicated to the individuals concerned. The parties commenced the final phase of this preparation in late March of this year, when the CPUC issued its final approval, in order to be ready for a prompt and efficient closing.
          Maintaining this state of readiness beyond July 1 will result in significant costs and inefficiencies, both of a purely financial nature and in the effects on individual lives. The parties estimate the value of synergies foregone to be $6 million for each month that the closing is delayed, on a gross basis. The adverse effects on morale, productivity, and quality of life of so many careers and life plans hanging in the balance cannot be quantified. Finally, the parties cannot implement their strategy for competing in the new deregulated California energy markets while the Transaction hangs in limbo. The Company therefore requests that the Commission issue its final order on the Application as promptly as possible, and in any event no later than June 26, 1998, to permit a June 30 closing.
Item 4.     Regulatory Approvals
B.     Federal Power Act
          By its order of May 27, the Federal Energy Regulatory
Commission ("FERC") granted final approval under Section 203 of the Federal Power Act of the Enova - Pacific merger. In so doing,
FERC required certain limited changes in the mitigation measures previously submitted by the applicants in satisfaction of the conditions specified in FERC's order of June 25, 1997, conditionally approving the merger. <FN1> The May 27 order also denied rehearing of the June 25 order and rejected claims by various intervenors that a trial-type hearing is necessary.
E.     Other
          San Diego Gas & Electric Company ("SDG&E") and Southern
California Gas Company ("SoCalGas") hold licenses issued by the Federal Communications Commission ("FCC") to use certain radio frequency spectrum on certain prescribed terms and conditions.
Section 310(d) of the Communications Act of 1934, as amended (the
"Communications Act"), provides that an FCC license shall not be assigned and control of an FCC licensee shall not be transferred without the prior approval of the FCC. The FCC evaluates such transactions to determine whether they serve the public interest, convenience and necessity.
          On May 22, 1998, a request for Special Temporary
Authorization (the "STA Request") and applications for permanent authorizations were filed with the FCC requesting approval to transfer control of SDG&E and SoCalGas to Sempra Energy. On May
28, 1998, the FCC granted the STA Request permitting consummation of the merger. The grant of the STA Request expires on November
28, 1998. The applications requesting permanent authorization to transfer control of SDG&E and SoCalGas to Sempra Energy are pending.
Item 6.     Exhibits and Financial Statements
     The following exhibit is filed with this Amendment.
D-6

Order of FERC Denying Rehearing and Approving Disposition of
Facilities on a Final Basis.

SIGNATURE

          Pursuant to the requirements of the Public Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to the Application to be signed on its behalf by the undersigned thereunto duly authorized.
                              SEMPRA ENERGY

Date: June 3, 1998      By:   /s/ Frederick E. John
                              -------------------
                              Frederick E. John
                              Senior Vice President

<FN1>.  The applicants expect to make a filing at FERC in
compliance with this requirement in the near future; however, no further action by FERC is required under the May 27 order for the approval to be effective.